VIA EDGAR

December 7, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

RE:	Horizon Pharma plc
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-35238

Dear Mr. Rosenberg,

Horizon Pharma Public Limited Company (the “Company”, “we”, “our”) sets forth below its responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) as sent by you on November 25, 2015, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed on February 27, 2015. To facilitate your review, we have included the Staff’s comments as sent by you on November 25, 2015 in bold italics below.

1.	Regarding your Payments Made Easy (PME) program, please address the following:

•	Tell us how the non-reimbursement by third-party payors for drugs sold impact the revenue you recognize and quantify any adjustments you make to gross sales, if applicable.

•	Explain the process for claim adjudication after the sale to the consumer, including your responsibilities and those of the specialty pharmacies, and clarify how disputes with third-party payors are handled.

•	Provide us with a detailed analysis of how you met the criteria for revenue recognition at the point of sale.

Response

Prescriptions Made Easy (“PME”) is a patient support program for certain of our products. The objective of PME is to ensure that an eligible patient receives the medicine their physician prescribed based on that product’s United States Food and Drug Administration approved indication at the lowest out-of-pocket cost possible. This portion of our patient support program includes both (1) co-pay assistance when a third-party payor covers a prescription but requires an eligible patient to pay a co-pay or deductible, as well as (2) the full subsidization of our medicines in instances when a third-party payor rejects coverage for an eligible patient (collectively referred to as “co-pay assistance”). Our co-pay assistance programs are only available to patients with commercial insurance or who are uninsured, and are not available to federal health care program (such as Medicare and Medicaid) beneficiaries.

During 2014, the Company recognized net sales for products sold directly to various wholesale distributors and to one independent pharmacy (together referred to as “Distributors”).

Distributors place orders for our products through third-party logistics providers (“3PLs”) that hold and ship our product inventories on our behalf. Traditional retail pharmacies and other pharmacies participating in PME (together referred to as “Pharmacies”) order our products directly from the Distributors, who in turn ship the products to the Pharmacies. The Company recognizes gross sales when the product is received by the Distributor, which is when legal title passes. Gross sales are recognized based on the Wholesale Acquisition Cost (“WAC”). The Company, at the same time gross sales are recognized, accounts for the cost of its patient support programs and various other discounts and incentive programs as a reduction of gross sales in accordance with Accounting Standards Codification (“ASC”) 605-50.

In response to the Staff’s comment regarding the process for claim adjudication, before a prescription is filled by a Pharmacy and dispensed to the patient, the Pharmacy electronically checks the patient’s coverage with the third-party payor via one of several commonly used real-time eligibility software vendors:

1.	If the third-party payor accepts any or all of the patient’s claim, the Pharmacy invoices the third-party payor directly. The process by which the third-party payor reimburses the Pharmacy does not involve the Company. The claims adjudication process does not impact the separate payment that the Company receives from the Distributor for product purchased from the Company.

2.	To the extent the third-party payor does not cover the entire cost of a prescription or rejects a prescription entirely for a PME-qualifying patient, supplemental co-pay assistance from the Company is applied to the prescription electronically via the eligibility software utilized by the Pharmacy. The supplemental co-pay is paid to the Pharmacy by an independent, third-party co-pay assistance vendor that the Company has contracted with. The third-party co-pay assistance vendor in turn promptly invoices the Company for the amount of co-pay assistance, and the Company records this as a reduction in gross sales. The Company pays these invoices according to the contractual agreement with the third-party co-pay assistance vendor. If a patient does not qualify for co-pay assistance (e.g., approved Medicare/Medicaid claim), then no support is provided by the Company and the patient has the option of paying the co-pay or not filling the prescription.

In response to the Staff’s comment regarding the non-reimbursement by third-party payors, the extent of reimbursement or non-reimbursement by third-party payors does not impact the payments we receive from Distributors for sales of our products, but does directly affect the amount of co-pay assistance which we provide to PME-eligible patients and deduct from gross sales. In 2014, we deducted $138.4 million of co-pay assistance costs from gross sales. Payments for prescriptions are determined prior to the medicine being dispensed to the patient, therefore there are no ongoing prescription adjudication disputes that involve the Company.

In response to the Staff’s comment regarding revenue recognition, in accordance with ASC 605-15, we recognize revenue for all of our products when it is realized or realizable and earned. We recognize revenue for all of our products at the time of delivery to a Distributor because all of the following revenue recognition criteria are met:

•	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

The gross selling price (WAC) for each product is predetermined and fixed as it is established in each Distributor agreement.

•	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

Payment is due to us within a certain number of days, as contractually stipulated, from the date of sale to our Distributors and payment is not contingent on the Distributors’ resale of the product. At the inception of the arrangement, the Company has no doubts regarding the Distributors’ ability to pay. The Company has historically received payments from Distributors in accordance with the payment terms.

•	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

All agreements with Distributors indicate that risk of loss for, and title to, products pass to the Distributor upon receipt of the product by the Distributor. Therefore, revenue is recorded on FOB Destination terms.

•	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

All Distributors have independent ownership, and economic substance apart from that provided by us, in that they purchase products from multiple manufacturers, sell to multiple pharmacies/dispensaries and have the ability to determine where and to whom to sell the product. They maintain distribution centers and employees, and act as a principal in the sales of the product, assuming the normal risks associated with a wholesale arrangement.

•	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

We carry no obligation for future performance after the product is delivered to our Distributors.

•	The amount of future returns can be reasonably estimated.

We maintain a return policy that allows Distributors to return product within a specified period prior to and subsequent to the product expiration date. Generally, product may be returned for a period beginning six months prior to its expiration date and up to one year after its expiration date. The right of return expires on the earlier of one year after the product expiration date or the time that the product is dispensed to the patient. The majority of our product returns are the result of product dating, which falls within the range set by our policy, and are settled through the issuance of a credit to the Distributor.

We are able to estimate returns on products based on historical returns data and trends. For products with minimal historical trends on returns, until a longer period of related returns data is collected for the new product, management develops reasonable estimates to be used based on the best information available, which includes the Company’s historical returns profiles of other similar products.

Estimation of sales deductions

There are sales deductions, such as rebates, distribution service fees, prompt pay discounts and co-pay assistance, which we record based on various estimates in accordance with ASC 605-50. We record the total estimated amount of deductions for products sold in the period as a reduction to gross sales.

With respect to co-pay assistance:

•	The Company receives weekly information from the third-party co-pay assistance vendors for actual co-pay assistance activity. The Company reduces gross sales by the amount of actual co-pay assistance in the period based on the invoices received.

•	The Company also records an accrual to reduce gross sales for estimated co-pay assistance on units sold to Distributors that have not yet been prescribed/dispensed to a patient. The estimate is based on contract prices, estimated percentages of product that will be prescribed to qualified patients, average assistance paid based on reporting from the third-party vendors and estimated levels of inventory in the distribution channel. The Company has not had material adjustments associated with these estimates.

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 224-383-3263 or via email at phoelscher@horizonpharma.com.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

cc: Timothy P. Walbert

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